US$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
December 23, 2014

Manulife Announces Transaction with New York Life Which Significantly
Expands John Hancock’s Retirement Plan Services Business

Acquisition of New York Life’s RPS business accelerates John Hancock’s expansion into the mid-case and large-case retirement plan markets and increases plan assets under administration by approximately
US$50 billion (60 percent) to about US$135 billion

Reinsurance of 60 percent of certain John Hancock life insurance policies to New York Life redirects capital to higher growth, higher return businesses

TORONTO – Manulife Financial Corporation (“Manulife”) today announced that its U.S. Division, (John Hancock Financial), and New York Life have entered into an agreement under which John Hancock will acquire New York Life’s Retirement Plan Services (RPS) business.  In addition, New York Life has agreed to assume, on a reinsurance basis, 60 percent of certain John Hancock life insurance policies.  The transaction is expected to close in the first half of 2015, subject to regulatory approvals and other customary closing conditions.  Terms of the transaction were not disclosed.

“Manulife is a major player in the pensions business in Canada, the United States, Hong Kong and Indonesia.  This transaction, similar to our recently announced acquisition of Standard Life’s Canadian operations, will significantly increase our retirement plans business overall,” said Donald Guloien, President and Chief Executive Officer of Manulife.  "When completed, these transactions will each accelerate our strategy to grow our wealth and asset management businesses around the world."

“The enhanced capabilities of the combined RPS businesses advance John Hancock’s continued leadership in helping Americans enjoy a better, financially secure retirement.  As well, exchanging a portion of John Hancock’s in-force closed block life insurance policies for New York Life’s RPS business redirects capital to a higher growth, less capital intensive, higher return business,” said Craig Bromley, President, John Hancock.

Highlights of the Transaction

•	Accelerates Manulife’s growth strategy for wealth and asset management businesses around the world.
•	Complements recent investments in similar businesses in Canada and Asia.
•	Efficiently redirects capital to higher growth, less capital intensive, higher return businesses.
•	Adds significant scale and new capabilities to our RPS business in the United States.
•	Accelerates our expansion into the United States mid-case and large-case retirement plan markets, and builds on our leading position in the small-case market.
•	Expected to be modestly accretive to core EPS in the medium term, with no material short term impact to core EPS.

We operate as John Hancock in the United States and Manulife in other parts of the world.

John Hancock to Acquire New York Life’s Retirement Plan Services Business

John Hancock’s acquisition of New York Life’s RPS business will increase John Hancock’s RPS assets under administration by approximately 60 percent, accelerate its expansion into the mid-case to large-case private sector retirement plan markets, and add both scale and expertise to John Hancock in a strategically significant line of business.

The resulting combined RPS businesses will consist of approximately US$135 billion in assets under administration, 55,000 retirement plans and 2.5 million plan participants. The combined business will create a top 15 provider of retirement plan services in the mid-case plan market and solidify our leading position in the small-case market, as measured by assets under administration.

In discussing the acquisition, Peter Gordon, SVP and President of John Hancock RPS, said, “This transaction positions John Hancock well in a consolidating retirement plan market. By bringing the two RPS organizations together, we are joining John Hancock’s leadership in the small-case market with New York Life’s expertise and strength in the mid-plan and large-case markets.  The result is a leading retirement plan provider serving businesses ranging from start-ups to some of the largest companies in the country.”

“John Hancock’s and New York Life’s RPS businesses both enjoy strong service cultures, philosophies and a commitment to quality. We are very pleased that both companies’ RPS business locations, service teams, systems and relationships will remain in place to support the top quality client experience as it exists today,” said Mr. Gordon.  As part of the transaction, John Hancock expects to offer all New York Life RPS staff a position with John Hancock RPS.

John Hancock to Reinsure 60 percent of its In-force Participating Closed Block Life Insurance Policies

John Hancock and New York Life also entered into an agreement pursuant to which New York Life will assume, by way of reinsurance, 60 percent of John Hancock’s in-force participating life insurance closed block, which was written prior to John Hancock’s demutualization in 2000.  John Hancock will continue to service the policies and there will be no change in contract terms or policyholder benefits as a result of the reinsurance. New York Life provided information on this transaction in a separate news release issued today.

About John Hancock Financial and Manulife Financial

Manulife is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. We operate as John Hancock in the U.S. and as Manulife in other parts of the world. We provide strong, reliable, trustworthy and forward-thinking solutions for our customers’ significant financial decisions. Our international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of clients. We also provide asset management services to institutional customers. Funds under management by Manulife and its subsidiaries were approximately C$663 billion (US$591 billion) as at September 30, 2014. Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘945’ on the SEHK. Manulife can be found on the Internet at manulife.com.

The John Hancock unit, through its insurance companies, comprises one of the largest life insurers in the United States. John Hancock offers and administers a broad range of financial products, including life insurance, annuities, investments,  401(k) plans, long-term care insurance, college savings, and other forms of business insurance. Additional information about John Hancock may be found at johnhancock.com

We operate as John Hancock in the United States and Manulife in other parts of the world.

About New York Life

New York Life Insurance Company, a Fortune 100 company founded in 1845, is the largest mutual life insurance company in the United States* and one of the largest life insurers in the world. New York Life has the highest possible financial strength ratings currently awarded to any life insurer from all four of the major credit rating agencies: A.M. Best (A++), Fitch (AAA), Moody’s Investors Service (Aaa), Standard & Poor’s (AA+).** Headquartered in New York City, New York Life offers life insurance, retirement income, investments and long-term care insurance through our family of companies. New York Life Investments*** provides institutional asset management and retirement plan services. Other New York Life affiliates provide an array of securities products and services, as well as retail mutual funds. Please visit www.newyorklife.com for more information.

*Based on revenue as reported by “Fortune 500 ranked within Industries, Insurance: Life, Health (Mutual),” Fortune magazine, 6/16/14. For methodology, please see http://fortune.com/fortune500/.
**Individual independent rating agency commentary as of 8/13/14.
***New York Life Investments is a service mark used by New York Life Investment Management Holdings LLC and its subsidiary, New York Life Investment Management LLC.

Media Inquiries:

Manulife Financial Bev MacLean (416) 852-8501 beverly_maclean@manulife.com	John Hancock Melissa Berczuk (617) 663-4750 mberczuk@jhancock.com
Investor Relations:
Robert Veloso (416) 852-8982 Robert_Veloso@manulife.com

We operate as John Hancock in the United States and Manulife in other parts of the world.